Filed pursuant to Rule 424(b)(3)
Registration No. 333-139179
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated January 11, 2007)
3,656,252 Shares of Common Stock

     The following information supplements information contained in our prospectus dated January 11, 2007, relating to the offer and sale by certain selling stockholders of up to 3,656,252 shares of our common stock that are issuable upon conversion of our senior secured convertible notes and exercise of certain related warrants. This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the prospectus, including any amendments or supplements thereto.
     On October 10, 2006, we issued $20.0 million aggregate principal amount of senior secured convertible notes and warrants to purchase shares of our common stock in a private placement transaction. The notes were initially convertible into 2,500,001 shares of our common stock, based on a conversion price of $8.00 per share, and the warrants were initially exercisable for 312,500 shares of our common stock at an exercise price of $8.00 per share. On August 8, 2007, we entered into waiver agreements with the note holders pursuant to which such holders waived until August 20, 2007 any event of default arising under the notes or any other Transaction Document (as defined in the notes) as a result of our failure as of June 30, 2007 to meet the quarterly financial threshold in the notes relating to Consolidated EBITDA. On August 20, 2007, we entered into an amendment and exchange agreement with each of the note holders as contemplated by the waiver agreements. Pursuant to these amendment and exchange agreements, we agreed to amend and restate the notes and warrants and to amend certain provisions of the other Transaction Documents. The amended notes differ from the initial notes in certain material respects, including, without limitation, (i) the aggregate principal amount was increased from $20.0 million to $22.0 million, (ii) commencing July 1, 2007, the interest rate was increased from 6.5% per annum to 7.5% per annum, (iii) each note holder was given an additional right of optional redemption pursuant to which, on October 10, 2008, each note holder may require us to redeem a portion of the Conversion Amount (as defined in the notes) in an amount not to exceed the Maximum Redemption Amount, which is the portion of a note equal to the product of (x) $8 million and (y) the quotient of (a) the principal amount then outstanding under such note holder’s note and (b) the aggregate principal amount then outstanding under all of the notes, at a price equal to the Conversion Amount being redeemed, (iv) our financial covenant thresholds set forth on Schedule I to the notes were reduced, and (v) we were given the right of mandatory redemption, pursuant to which, on October, 10, 2008, we may, if certain conditions set forth in the notes are satisfied or waived, redeem a portion of the Conversion Amount in an amount not to exceed the Maximum Redemption Amount, as described above, at a price equal to the product of (x) 130% and (y) the Conversion Amount being redeemed. The amended warrants differ from the initial warrants in certain material respects, including, without limitation, (i) the aggregate number of shares of our common stock underlying such warrants was increased from 312,500 shares to 487,500 shares, and (ii) the exercise price was reduced from $8.00 per share to $7.38 per share.
     Our common stock is quoted on The NASDAQ Global Market under the symbol “CKNN.” On August 21, 2007, the last sale price of our common stock as reported on The NASDAQ Global Market was $5.70 per share.
     Investing in our common stock is highly speculative and involves a high degree of risk. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 2 of the accompanying prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in the accompanying prospectus before making a decision to purchase our stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus supplement is August 23, 2007.

SELLING STOCKHOLDERS
     The shares of our common stock being offered by the selling stockholders are issuable upon conversion of the notes and upon exercise of the warrants. For additional information regarding the issuance of those notes and warrants, see the description of the private placement and the subsequent amendment and restatement of the notes and warrants on the cover page of this prospectus supplement, in the accompanying prospectus and in the documents incorporated by reference into the accompanying prospectus. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of these notes and warrants, the selling stockholders have not had any material relationship with us within the past three years.
     The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the notes and warrants as of August 20, 2007, assuming conversion of all notes and exercise of all warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.
     The third column lists the shares of common stock being offered by the accompanying prospectus, as supplemented hereby, by each selling stockholder. In accordance with the terms of a registration rights agreement among the Company and the selling stockholders, as amended by the amendment and exchange agreements dated August 20, 2007 between the Company and each selling stockholder, the accompanying prospectus, as supplemented hereby, covers the resale of at least 112% of the sum of (i) the aggregate number of shares of common stock issued or issuable upon conversion of the notes as of the trading day immediately preceding the date this prospectus supplement is filed with the Securities and Exchange Commission, or the SEC, and (ii) the aggregate number of shares of common stock issued or issuable upon exercise of the related warrants as of the trading day immediately preceding the date this prospectus supplement is filed with the SEC. Because the conversion price of the notes may be adjusted and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by the prospectus, as supplemented hereby. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to the prospectus, as supplemented hereby.
     Under the terms of the notes and the warrants, a selling stockholder may not convert the notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of our common stock which would exceed 9.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes that have not been converted and upon exercise of the warrants that have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

		Maximum Number of Shares
	Number of Shares Owned	to be Sold Pursuant to this	Number of Shares Owned
Name of Selling Stockholder	Prior to Offering	Prospectus	After Offering
Portside Growth and Opportunity Fund (1)	1,780,625	1,994,300	0
Highbridge International LLC (2)	647,500	725,200	0
Highline Capital Partners, LP (3)	70,068	78,477	0
Highline Capital Partners QP, LP (3)	216,367	242,332	0
Highline International, Ltd. (3)	522,941	585,694	0

(1)	Ramius Capital Group, LLC, or Ramius Capital, is the investment adviser of Portside Growth and Opportunity Fund, or Portside, and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(2)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glen Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(3)	Highline Capital Management, L.L.C., or Highline Management, is the investment manager of Highline Capital Partners, L.P., Highline Capital Partners QP, L.P., and Highline International, Ltd, together the Highline Funds, and consequently has voting control and investment discretion over securities held by the Highline Funds. Highline Management disclaims beneficial ownership of the shares held by the Highline Funds. Jacob W. Doft is the sole managing member of Highline Management. As a result, Mr. Doft may be considered beneficial owner of any shares deemed to be beneficially owned by Highline Management. Mr. Doft disclaims beneficial ownership of these shares.